UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Santiago, February 9, 2012

Messrs

Superintendencia de Valores y Seguros

Av. Libertador Bernardo O’Higgins 1449

Re.: Reports pursuant to SVS Circular N° 1246

Dear Sirs,

The attached information is reported pursuant to Circular N° 1246, requiring registered companies to provide information regarding the Corporate Group.

We have also filed this information with the Bolsa de Comercio de Santiago; Bolsa Electrónica de Chile; and Bolsa Corredores de Valparaíso.

(signed)

Jaime Cohen A.

Chief Legal Officer

1.	Company Name	:	EMBOTELLADORA ANDINA S.A.
2.	Tax Identification N°	:	91.144.000-8
3.	Fiscal Year	:	December 2011

Tax ID for entities of the same Corporate Group	Natural or Juridical Persons of the same Corporate Group	Reasons to conform the same Corporate Group	Reason for Control
96.450.000-2	Inversiones Freire Ltda.	B	A
78.816.440-8	Inversiones Freire Dos Ltda.	B	A
59.033.840-0	Hydra Investment and Shipping Corp.	B	A
59.038.220-5	Ledimor Financial Corp.	B	A
59.006.660-5	Wilsim Corporation	B	A
59.038210-0	Dolavan Finance Inc.	B	A
77.861.620-3	Hydra Inversiones Ltda.	B	A
77.862.680-2	Inversiones Ledimor Chile Ltda.	B	A
78.324.940-5	Inversiones Santa Virginia Ltda.	B	A
77.861.410-3	Inversiones Dolovan Chile Limitada	B	A
3.984.154-1	José Antonio Garcés Silva	B	A
2.593.323-0	Alberto Hurtado Fuenzalida	B	A
2.305.902-9	José Said Saffie	B	A
1.719.263-9	Jaime Said Demaria (the estate of)	B	A
76.273.760-4	Inversiones SH Seis Limitada	B	A
76.366.690-5	Inversiones Nueva Sofia S.A.	B	A
96.842.220-0	Inversiones HB S.A.	B	A
96.854.480-2	Inversiones Caburga S.A.	B	A
96.935.980-4	Inversiones Mar Adentro Ltda.	B	A
96.842.970-1	Andina Bottling Investments S.A.	F	—
96.836.750-1	Andina Inversiones Societarias S.A.	F	—
96.972.760-9	Andina Bottling Investments Dos S.A.	F	—
78.536.950-5	Servicios Multivending Ltda.	F	—
78.861.790-9	Transportes Andina Refrescos Ltda.	F	—
Company established in Argentina	Embotelladora del Atlántico S.A.	F	—
Company establiushed in British Virgin Islands	Abisa Corp.	F	—
Company established in Brazil	Rio de JaneiroRefrescos Ltda.	F	A
93.899.000-K	Vital Jugos S.A.	F(1)	A
76.389.720-6	Vital Aguas S.A.	F(2)	A
76.070.406-7	Embotelladora Andina Chile S.A.	F	—

(1) Affiliate Company: 57% ownership interest and 2 members of the Board (directors)

(2) Affiliate Company: 56.5% ownership interest and 2 members of the Board (directors)

(A)

Guarantees the majority of votes in shareholders meetings and can choose the majority of directors in the case of corporations, or guarantees the majority of votes in assemblies or meetings of its members and appoints the administrator or legal representative or the majority of them, in other types of corporations.

(B)	Member of Controlling Group
(F)	Controlled by an entity of the Corporate Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, February 13, 2012